Filed by Chemical Financial Corporation
Pursuant to Rule 425
Under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Of the Securities Exchange Act of 1934

Subject Company: O.A.K. Financial Corporation
Commission File No.: 000-22461

Chemical Financial Corporation has announced the pending acquisition of O.A.K. Financial, parent company of Byron Bank. Completion of the transaction is dependent on, among other things, receipt of regulatory and OAK shareholder approvals, the timing of which cannot be predicted with precision at this point and which may not be received at all.

Information for Byron Bank Customers

Who is Chemical Bank, and what are they all about?
Based in Midland, Michigan, Chemical Bank has been in existence for over 90 years and is the third largest bank headquartered in Michigan, with 129 branches located in the lower peninsula of the state, 22 of which are in the Grand Rapids and Holland areas. Additionally, Chemical Bank has 140 ATMs located across the state. Chemical Bank is a well-capitalized institution with branches located at:

Grand Rapids
910 Bridge Street N.W.
2185 - 3 Mile Road N.W.
6275 28th Street S. E.
Allegan - 236 Hubbard Street
Belmont - 6011A West River Rd. N.E.
Bloomingdale - 101 Spring Street
Caledonia - 627 E. Main Street

Holland 12368 Riley Street 177 N. River Avenue 855 S. Washington Avenue Dutton - 3205 68th Street S.E. Fennville - 125 S. Maple Street Fremont - 211 W. Main Street Grand Haven - 1600 S. Beacon Blvd.

Hastings - 241 W. State Street
Jenison - 345 Baldwin Street
Middleville - 303 Arlington Street
Saugatuck - 249 Mason Street
South Haven - 433 Phoenix Street
South Haven - 73881 M-43
Wayland - 12850 W. M-179 Highway
Zeeland - 501 W. Main Street

Chemical Bank believes in a Community Banking operating philosophy, which is reaffirmed by its two Community Boards of Directors in Grand Rapids and Holland. These Community Directors are focused on helping meet the needs of the West Michigan marketplace.

With deep roots in the state of Michigan, Chemical Bank has demonstrated its commitment to the state throughout its history by supporting the communities it serves, and promotes its ties to Michigan through its "Made in Michigan" Brand advertising.

Will I be charged fees for using my ATM/Debit card at a Chemical Bank location?
Byron Bank customers may now use Chemical Bank ATMs without a foreign ATM surcharge fee.

What will happen to my consumer loan/Line of Credit/Home Equity Line of Credit?
Your current loan terms and conditions will not change.

ADDITIONAL INFORMATION ABOUT THE
CHEMICAL FINANCIAL CORPORATION / O.A.K. FINANCIAL CORPORATION TRANSACTION

Chemical Financial has filed a registration statement with the Securities and Exchange Commission (SEC) to register the securities that OAK shareholders will receive if the merger of OAK into Chemical Financial is completed. The registration statement contains a prospectus and proxy statement and other relevant documents concerning the merger. Investors are urged to read the registration statement, the prospectus and proxy statement, and any other relevant documents because they contain important information about Chemical Financial, OAK, and the merger. Investors may obtain the documents free of charge at the SEC's website, www.sec.gov.

The proposed transaction will be submitted to the shareholders of OAK for their consideration and approval. In connection with the proposed transaction, OAK has filed a proxy statement and other relevant documents to be distributed to the shareholders of OAK. Investors are urged to read the proxy statement regarding the proposed transaction and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. Investors may obtain a free copy of the proxy statement, as well as other filings containing information about Chemical Financial and OAK, free of charge from: the SEC's website (www.sec.gov); by contacting Chemical Financial Corporation, 333 East Main Street, P.O. Box 569, Midland, MI 48640-0569, Attention: Ms. Lori A. Gwizdala, Investor Relations, telephone 800-867-9757; or by contacting O.A.K. Financial Corporation, 2445 84th Street, SW, Byron Center, MI 49315, Attention: Mr. James A. Luyk, Investor Relations, telephone 616-588-7419. INVESTORS SHOULD READ THE PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY BEFORE MAKING A DECISION CONCERNING THE TRANSACTION.

OAK and its directors, executive officers, and certain other members of management and employees may be soliciting proxies from OAK shareholders in favor of the transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of OAK shareholders in connection with the proposed transaction is set forth in the proxy statement filed with the SEC. You can find information about OAK's executive officers and directors in its most recent proxy statement filed with the SEC, which is available at the SEC's website (www.sec.gov). You can also obtain free copies of these documents from Chemical or OAK, as appropriate, using the contact information above.

Chemical Financial Corporation has announced the pending acquisition of O.A.K. Financial, parent company of Byron Bank. Completion of the transaction is dependent on, among other things, receipt of regulatory and OAK shareholder approvals, the timing of which cannot be predicted with precision at this point and which may not be received at all.

Information for Byron Bank Customers

Who is Chemical Bank, and what are they all about?
Based in Midland, Michigan, Chemical Bank has been in existence for over 90 years and is the third largest bank headquartered in Michigan, with 129 branches located in the lower peninsula of the state, 22 of which are in the Grand Rapids and Holland areas. Additionally, Chemical Bank has 140 ATMs located across the state. Chemical Bank is a well-capitalized institution with branches located at:

Grand Rapids
910 Bridge Street N.W.
2185 - 3 Mile Road N.W.
6275 28th Street S. E.
Allegan - 236 Hubbard Street
Belmont - 6011A West River Rd. N.E.
Bloomingdale - 101 Spring Street
Caledonia - 627 E. Main Street

Holland 12368 Riley Street 177 N. River Avenue 855 S. Washington Avenue Dutton - 3205 68th Street S.E. Fennville - 125 S. Maple Street Fremont - 211 W. Main Street Grand Haven - 1600 S. Beacon Blvd.

Hastings - 241 W. State Street
Jenison - 345 Baldwin Street
Middleville - 303 Arlington Street
Saugatuck - 249 Mason Street
South Haven - 433 Phoenix Street
South Haven - 73881 M-43
Wayland - 12850 W. M-179 Highway
Zeeland - 501 W. Main Street

Chemical Bank believes in a Community Banking operating philosophy, which is reaffirmed by its two Community Boards of Directors in Grand Rapids and Holland. These Community Directors are focused on helping meet the needs of the West Michigan marketplace.

With deep roots in the state of Michigan, Chemical Bank has demonstrated its commitment to the state throughout its history by supporting the communities it serves, and promotes its ties to Michigan through its "Made in Michigan" Brand advertising.

Will I be charged fees for using my ATM/Debit card at a Chemical Bank location?
Byron Bank customers may now use Chemical Bank ATMs without a foreign ATM surcharge fee.

What will happen to my consumer loan/Line of Credit/Home Equity Line of Credit?
Your current loan terms and conditions will not change.

ADDITIONAL INFORMATION ABOUT THE
CHEMICAL FINANCIAL CORPORATION / O.A.K. FINANCIAL CORPORATION TRANSACTION

Chemical Financial has filed a registration statement with the Securities and Exchange Commission (SEC) to register the securities that OAK shareholders will receive if the merger of OAK into Chemical Financial is completed. The registration statement contains a prospectus and proxy statement and other relevant documents concerning the merger. Investors are urged to read the registration statement, the prospectus and proxy statement, and any other relevant documents because they contain important information about Chemical Financial, OAK, and the merger. Investors may obtain the documents free of charge at the SEC's website, www.sec.gov.

The proposed transaction will be submitted to the shareholders of OAK for their consideration and approval. In connection with the proposed transaction, OAK has filed a proxy statement and other relevant documents to be distributed to the shareholders of OAK. Investors are urged to read the proxy statement regarding the proposed transaction and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. Investors may obtain a free copy of the proxy statement, as well as other filings containing information about Chemical Financial and OAK, free of charge from: the SEC's website (www.sec.gov); by contacting Chemical Financial Corporation, 333 East Main Street, P.O. Box 569, Midland, MI 48640-0569, Attention: Ms. Lori A. Gwizdala, Investor Relations, telephone 800-867-9757; or by contacting O.A.K. Financial Corporation, 2445 84th Street, SW, Byron Center, MI 49315, Attention: Mr. James A. Luyk, Investor Relations, telephone 616-588-7419. INVESTORS SHOULD READ THE PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY BEFORE MAKING A DECISION CONCERNING THE TRANSACTION.

OAK and its directors, executive officers, and certain other members of management and employees may be soliciting proxies from OAK shareholders in favor of the transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of OAK shareholders in connection with the proposed transaction is set forth in the proxy statement filed with the SEC. You can find information about OAK's executive officers and directors in its most recent proxy statement filed with the SEC, which is available at the SEC's website (www.sec.gov). You can also obtain free copies of these documents from Chemical or OAK, as appropriate, using the contact information above.

Please click here for a copy of our January 8th Press Release.

Chemical Financial Corporation has announced the pending acquisition of O.A.K. Financial, parent company of Byron Bank. Completion of the transaction is dependent on, among other things, receipt of regulatory and OAK shareholder approvals, the timing of which cannot be predicted with precision at this point and which may not be received at all.

Information for Chemical Bank Customers

Who is Byron Bank, and what are they all about?
Byron Bank is a Community Bank like ours based in Byron Center, MI, with 14 branches in West Michigan and assets of approximately $840 million. Byron Bank has also been around for over 90 years, and is focused on customer service and demonstrates this through its "Centered on You" customer focus.

How many more Chemical Bank branches will there be in the area?
If the transaction is completed and Byron Bank becomes part of Chemical Bank, Chemical Bank will add an additional 14 locations in 9 cities across West Michigan in which Chemical Bank is not currently located. Additionally, 6 Remote ATMs will also be added to Chemical Bank's ATM network. Byron Bank branches are located at:

Allendale - 5980 Lake Michigan Drive
Byron Center - 2445 84th Street S.W.
Cutlerville - 6455 Division S.E.
Dorr - 1604 142nd Street
East Paris - 4024 Park East Court S.E.
Grandville - 4495 Wilson Avenue
Hamilton - 3614 M-40

Hudsonville - 4595 32nd Avenue
Jamestown - 3208 24th Avenue
Jenison - 1963 Baldwin Street
Kentwood - 6225 Kalamazoo Avenue S.E.
Moline - 4426 Division
Wayland - 1146 W. Superior Street
Zeeland - 9581 Riley Street

For your added convenience, Chemical Bank customers may now use Byron Bank's ATMs without a foreign ATM surcharge fee.

ADDITIONAL INFORMATION ABOUT THE
CHEMICAL FINANCIAL CORPORATION / O.A.K. FINANCIAL CORPORATION TRANSACTION

Chemical Financial has filed a registration statement with the Securities and Exchange Commission (SEC) to register the securities that OAK shareholders will receive if the merger of OAK into Chemical Financial is completed. The registration statement contains a prospectus and proxy statement and other relevant documents concerning the merger. Investors are urged to read the registration statement, the prospectus and proxy statement, and any other relevant documents because they contain important information about Chemical Financial, OAK, and the merger. Investors may obtain the documents free of charge at the SEC's website, www.sec.gov.

The proposed transaction will be submitted to the shareholders of OAK for their consideration and approval. In connection with the proposed transaction, OAK has filed a proxy statement and other relevant documents to be distributed to the shareholders of OAK. Investors are urged to read the proxy statement regarding the proposed transaction and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. Investors may obtain a free copy of the proxy statement, as well as other filings containing information about Chemical Financial and OAK, free of charge from: the SEC's website (www.sec.gov); by contacting Chemical Financial Corporation, 333 East Main Street, P.O. Box 569, Midland, MI 48640-0569, Attention: Ms. Lori A. Gwizdala, Investor Relations, telephone 800-867-9757; or by contacting O.A.K. Financial Corporation, 2445 84th Street, SW, Byron Center, MI 49315, Attention: Mr. James A. Luyk, Investor Relations, telephone 616-588-7419. INVESTORS SHOULD READ THE PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY BEFORE MAKING A DECISION CONCERNING THE TRANSACTION.

OAK and its directors, executive officers, and certain other members of management and employees may be soliciting proxies from OAK shareholders in favor of the transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of OAK shareholders in connection with the proposed transaction is set forth in the proxy statement filed with the SEC. You can find information about OAK's executive officers and directors in its most recent proxy statement filed with the SEC, which is available at the SEC's website (www.sec.gov). You can also obtain free copies of these documents from Chemical or OAK, as appropriate, using the contact information above.

Chemical Financial Corporation has announced the pending acquisition of O.A.K. Financial, parent company of Byron Bank. Completion of the transaction is dependent on, among other things, receipt of regulatory and OAK shareholder approvals, the timing of which cannot be predicted with precision at this point and which may not be received at all.

Information for Chemical Bank Customers

Who is Byron Bank, and what are they all about?
Byron Bank is a Community Bank like ours based in Byron Center, MI, with 14 branches in West Michigan and assets of approximately $840 million. Byron Bank has also been around for over 90 years, and is focused on customer service and demonstrates this through its "Centered on You" customer focus.

How many more Chemical Bank branches will there be in the area?
If the transaction is completed and Byron Bank becomes part of Chemical Bank, Chemical Bank will add an additional 14 locations in 9 cities across West Michigan in which Chemical Bank is not currently located. Additionally, 6 Remote ATMs will also be added to Chemical Bank's ATM network. Byron Bank branches are located at:

Allendale - 5980 Lake Michigan Drive
Byron Center - 2445 84th Street S.W.
Cutlerville - 6455 Division S.E.
Dorr - 1604 142nd Street
East Paris - 4024 Park East Court S.E.
Grandville - 4495 Wilson Avenue
Hamilton - 3614 M-40

Hudsonville - 4595 32nd Avenue
Jamestown - 3208 24th Avenue
Jenison - 1963 Baldwin Street
Kentwood - 6225 Kalamazoo Avenue S.E.
Moline - 4426 Division
Wayland - 1146 W. Superior Street
Zeeland - 9581 Riley Street

For your added convenience, Chemical Bank customers may now use Byron Bank's ATMs without a foreign ATM surcharge fee.

ADDITIONAL INFORMATION ABOUT THE
CHEMICAL FINANCIAL CORPORATION / O.A.K. FINANCIAL CORPORATION TRANSACTION

Chemical Financial has filed a registration statement with the Securities and Exchange Commission (SEC) to register the securities that OAK shareholders will receive if the merger of OAK into Chemical Financial is completed. The registration statement contains a prospectus and proxy statement and other relevant documents concerning the merger. Investors are urged to read the registration statement, the prospectus and proxy statement, and any other relevant documents because they contain important information about Chemical Financial, OAK, and the merger. Investors may obtain the documents free of charge at the SEC's website, www.sec.gov.

The proposed transaction will be submitted to the shareholders of OAK for their consideration and approval. In connection with the proposed transaction, OAK has filed a proxy statement and other relevant documents to be distributed to the shareholders of OAK. Investors are urged to read the proxy statement regarding the proposed transaction and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. Investors may obtain a free copy of the proxy statement, as well as other filings containing information about Chemical Financial and OAK, free of charge from: the SEC's website (www.sec.gov); by contacting Chemical Financial Corporation, 333 East Main Street, P.O. Box 569, Midland, MI 48640-0569, Attention: Ms. Lori A. Gwizdala, Investor Relations, telephone 800-867-9757; or by contacting O.A.K. Financial Corporation, 2445 84th Street, SW, Byron Center, MI 49315, Attention: Mr. James A. Luyk, Investor Relations, telephone 616-588-7419. INVESTORS SHOULD READ THE PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY BEFORE MAKING A DECISION CONCERNING THE TRANSACTION.

OAK and its directors, executive officers, and certain other members of management and employees may be soliciting proxies from OAK shareholders in favor of the transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of OAK shareholders in connection with the proposed transaction is set forth in the proxy statement filed with the SEC. You can find information about OAK's executive officers and directors in its most recent proxy statement filed with the SEC, which is available at the SEC's website (www.sec.gov). You can also obtain free copies of these documents from Chemical or OAK, as appropriate, using the contact information above.

Please click here for a copy of our January 8th Press Release.

An Important Message to Our Customers

In early January, I announced that our Board of Directors had voted to recommend that our shareholders approve the merger of OAK Financial Corporation, parent company of Byron Bank, into Chemical Financial Corporation. The result of the merger, if completed, will be that Byron Bank will become part of Chemical Bank.

In the weeks following my announcement, a great deal of behind-the-scenes work has taken place. As you can imagine, bringing our banks together with no disruption to our customers requires careful planning and flawless execution. Our goal is to make the transition as seamless as possible for each of you and, in the process, to deliver the outstanding experience you've come to expect from us.

Our merger is subject to the approval of our shareholders and our regulators. Assuming that those approvals are received, we anticipate that our name will change to Chemical Bank during the second quarter.

This merger is uniquely positive for a number of reasons. First and foremost, it brings together two of Michigan's stronger publicly-traded banking companies. Each has been independently successful and we believe that the combination of our solid balance sheets and highly-talented team members will position us to make an important contribution to the growth of West Michigan. In the process, we'll be able to offer a broader range of products, services and branch locations to our customers, while providing greater liquidity and opportunity to our shareholders.

As we move through the next few months, you may have questions about how our merger will affect you and your relationship with Byron Bank. Periodically, we'll provide you with merger updates and share the answers to commonly-asked questions. If you have urgent questions or concerns, I encourage you to contact us anytime at CustomerCare@BankAtByron.com or by calling (800) 747-5004. One of us will get back to you promptly. You may also check our website, www.BankAtByron.com, for merger status reports.

We're very optimistic about our future with Chemical Bank and look forward to being an important part of that organization. As I've said so often, it doesn't matter what name is on our signs. What does matter, however, are the relationships we enjoy with each of you and our commitment to earning your trust. You have my promise that those will remain unchanged.

Thank you for the privilege of serving you.

Sincerely,

Patrick K. Gill
President and CEO

[See reverse for Important Additional Information]

Important Additional Information

Chemical Financial has filed a registration statement with the Securities and Exchange Commission (SEC) to register the securities that OAK shareholders will receive if the merger of OAK into Chemical Financial is completed. The registration statement contains a prospectus and proxy statement and other relevant documents concerning the merger. Investors are urged to read the registration statement, the prospectus and proxy statement, and any other relevant documents because they contain important information about Chemical Financial, OAK, and the merger. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov.

The proposed transaction will be submitted to the shareholders of OAK for their consideration and approval. In connection with the proposed transaction, OAK has filed a proxy statement and other relevant documents to be distributed to the shareholders of OAK. Investors are urged to read the proxy statement regarding the proposed transaction and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. Investors may obtain a free copy of the proxy statement, as well as other filings containing information about Chemical Financial and OAK, free of charge from: the SEC's website (www.sec.gov); by contacting Chemical Financial Corporation, 333 East Main Street, P.O. Box 569, Midland, MI 48640-0569, Attention: Ms. Lori A. Gwizdala, Investor Relations, telephone 800-867-9757; or by contacting O.A.K. Financial Corporation, 2445 84th Street, SW, Byron Center, MI 49315, Attention: Mr. James A. Luyk, Investor Relations, telephone 616-588-7419. INVESTORS SHOULD READ THE PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY BEFORE MAKING A DECISION CONCERNING THE TRANSACTION.

OAK and its directors, executive officers, and certain other members of management and employees may be soliciting proxies from OAK shareholders in favor of the transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of OAK shareholders in connection with the proposed transaction will be set forth in the proxy statement when it is filed with the SEC. You can find information about OAK's executive officers and directors in its most recent proxy statement filed with the SEC, which is available at the SEC's website (www.sec.gov). You can also obtain free copies of these documents from Chemical or OAK, as appropriate, using the contact information above.